

DIVISION OF
CORPORATION FINANCE

March 2, 2012

Via E-mail
Jacob Frydman
Chief Executive Officer
United Realty Trust Incorporated
44 Wall Street, Second Floor
New York, NY 10005

> **Re: United Realty Trust Incorporated**
> **Amendment No. 2 to Form S-11**
> **Filed February 13, 2012**
> **File No. 333-178651**

Dear Mr. Frydman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 of our letter dated January 18, 2012. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

2.   We note your response to comment 4. Please note that we have referred your analysis to the Office of Mergers and Acquisitions and they will contact you directly when they have completed their review.

3.   We note your response to comment 6 and the additional risk factor on page 30. It appears that if the NAV price is lower than your fixed primary offering price, it may impact an investor's decision to purchase shares in the primary offering. Please discuss this impact or tell us why there would be no impact. Also, please tell us if the NAV pricing supplement would be used with the DRIP and the primary offering.

Cover Page of the Prospectus

4.   We note your response to comment 11. Please revise the third bullet point to clarify that your sponsor has no experience operating a public REIT.

Prospectus Summary, page 1

What is the Market Opportunity, page 1

5.   Please elaborate on the "proposed asset acquisitions" referenced in the last sentence.

What is your Dual Strategy, page 2

6.   Please balance your disclosure of seasoned management by clarifying that management has no experience operating a public REIT.

What are your investment objectives, page 4

7.   Please discuss your basis for the expectation that a "limited secondary market" may result from "mini-tender offers."

Management, page 80

Executive Officers and Directors, page 82

8.   We note your response to comment 13. Please revise your table on page 82 to include the ages of Dr. Aronzon and Mr. Levine. Please refer to Item 401(a) of Regulation S-K.

9.   We reissue comment 14. You include a substantial amount of disclosure beyond that requested by Item 401 of Regulation S-K. If you elect to retain such disclosure, please revise to ensure completeness. For instance, you refer to experiences of several individuals but do not provide the timeframe associated with such experiences.

10.   We note your response to comment 14 replacing the term affiliates with "individual investors." Please tell us if entities were formed for the investments disclosed in Mr. Frydman's biography. If so, describe Mr. Frydman's role with those entities. Please relocate the prior performance disclosure included in his biographical disclosure to the prior performance summary, where it can be discussed with full context and limited to the information suggested by Item 8 of Industry Guide 5.

Compensation Table, page 98

11.   We note your response to comment 17. Please confirm to us whether you will provide disclosure regarding compensation of your named executive officers in future Exchange Act reports. If not, please tell us your basis for not providing such information if you provide reimbursements for officers' salaries.

12.   Please revise to identify the services that would be covered by the supplemental fee that are not already compensated for by the other fees disclosed here.

13.   Please revise to clarify here and in your conflicts disclosure whether your sponsor and its affiliates would be able to collect fees on both sides of any related party transactions.

Other Real Estate and Real Estate-Related Loans and Securities, page 125

14.   We note your response to comment 12 that 20% of offering proceeds could be invested in debt interests. Please revise to elaborate on your intentions regarding debt investments. Are there any credit ratings or lien level limitations in your debt investment policies?

Valuation Policies, page 137

15.   Please revise to clarify whether the appraisals used to determine your NAV will be disclosed to your shareholders and potential DRIP investors.

16.   Please tell us why you accrue portfolio revenue instead of income and how you determined that the daily NAV should not account for accrued distributions.

Funds From Operations and Modified Funds From Operations, page 148

17.   We note your response to prior comment 23. Your disclosure on pages 149 and 150 continues to describe gains and losses on interest rate hedges and unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings as non-recurring, as compared to your disclosure on page 149 that only gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings are non-recurring. Please revise or advise.

18.   Please revise your disclosure in footnote (4) on page 152 to clarify the types of assets for which the related mark-to-market adjustments are recorded. In this regard, it appears that the fair value adjustments for derivatives described in footnote (5) should be included in the adjustment for mark-to-market adjustments since they do not appear to be non-recurring gains or losses from the extinguishment or sale of derivatives.

Table III – Jacob Fryman and Affiliates, page A-1-5

19.   We note your response to comment 26. Please clarify if you have aggregated the operating performance of multiple programs in this one table. If so, please review Table III in Appendix II of Industry Guide 5 and tell us your basis for this presentation.

20.   We note your response to comment 27 that the operating results are presented on a cash basis. Please revise to disclose that the results are presented on a tax basis, if true, or if not, please tell us how you determined that it was appropriate to include results on a basis other than tax or GAAP. In addition, please revise to disclose significant differences in operating results between accounting on a tax and GAAP basis, if any.

Table III – Eli Verschleiser and Affiliates, page A-1-10

21.   Please tell us why you have provided the operating data for the programs on an aggregated basis instead of on a per year basis, as described in Industry Guide 5. Considering the introductory language on page A-1-1 please confirm that references to "GAAP Basis" in the table are correct.

Appendix A-2, page A-2-1

22.   We note your response to comment 30. Please note that the guidance included in Industry Guide 5 is intended to elicit information that may be relevant to passive investors in a blind pool offering and urges sponsors not to include excess information except as necessary to ensure that required disclosures are not misleading. Please refer to the instructions to Item 8 of Industry Guide 5 and advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Peter M. Fass, Esq.
        Via E-mail